UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A)

QAD Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value
Class B Common Stock, $0.001 par value
(Title of Class of Securities)
Class A 74727D306
Class B 74727D207
(CUSIP Number)
Karl F. Lopker
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13D	Page 2 of 9 Pages

1.	Name of reporting person Karl F. Lopker
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A – 7,340,190 Class B – 2,709,244
	9.	Sole dispositive power Class A - 0 Class B – 0
	10.	Shared dispositive power Class A – 7,340,190 Class B – 2,709,244
11.	Aggregate amount beneficially owned by each reporting person Class A – 7,340,190 Class B – 2,709,244
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 45.87% Class B – 84.32%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 74727D306/74727D207	13D	Page 3 of 9 Pages

1.	Name of reporting person Pamela M. Lopker
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A – 7,340,190 Class B – 2,709,244
	9.	Sole dispositive power Class A - 0 Class B – 0
	10.	Shared dispositive power Class A – 7,340,190 Class B – 2,709,244
11.	Aggregate amount beneficially owned by each reporting person Class A – 7,340,190 Class B – 2,709,244
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 45.87% Class B – 84.32%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 74727D306/74727D207	13D	Page 4 of 9 Pages

1.	Name of reporting person The Lopker Living Trust dated November 18, 2013
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A – 5,038,595 Class B – 2,357,535
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A – 5,038,595 Class B – 2,357,535
11.	Aggregate amount beneficially owned by each reporting person Class A – 5,038,595 Class B – 2,357,535
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 31.48% Class B – 73.37%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 74727D306/74727D207	13D	Page 5 of 9 Pages

1.	Name of reporting person Lopker Family Foundation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A - 429,140 Class B - 19,828
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A - 429,140 Class B - 19,828
11.	Aggregate amount beneficially owned by each reporting person Class A - 429,140 Class B - 19,828
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 2.68% Class B – 0.62%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 74727D306/74727D207	13D	Page 6 of 9 Pages

1.	Name of reporting person Lopker Family 1997 Charitable Remainder Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A - 5,084 Class B - 1,247
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A - 5,084 Class B - 1,247
11.	Aggregate amount beneficially owned by each reporting person Class A - 5,084 Class B - 1,247
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 0.03% Class B – 0.04%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 74727D306/74727D207	13D	Page 7 of 9 Pages

This Amendment No. 2 (this "Amendment No. 2") relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 23, 2015, as amended on July 22, 2016 (as amended, the "Original Statement") by and on behalf of Karl F. Lopker, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 (the "Lopker Living Trust"), Lopker Family Foundation and Lopker Family 1997 Charitable Remainder Trust (collectively the "Reporting Persons") and relates to the Class A Common Stock, $0.001 par value per share ("QADA") and Class B Common Stock, par value $0.001 per share ("QADB"), of QAD Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 100 Innovation Place, Santa Barbara, CA 93108.
Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 2 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.
This Amendment No. 2 is being filed to amend Items 3 and 5 as set forth below and to update the number of shares of QADA and QADB beneficially held by the Reporting Persons as a result of the transactions described below.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Statement is hereby supplemented by adding the following paragraphs:
On October 19, 2017, in an arms-length transaction, Karl Lopker and Pamela Lopker acting as joint trustees of the Lopker Living Trust exchanged 104,000 shares of QADA for 121,000 shares of QADB held by another stockholder of the Issuer (the "Exchange"). No other consideration was given or received by either party in connection with the Exchange.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended and supplemented with the following:
On October 19, 2017, the Reporting Persons had the following ownership:
As of October 19, 2017, Karl F. Lopker's beneficial ownership includes: 207,371 shares of QADA owned directly by Mr. Lopker and Ms. Lopker; 60,634 shares of QADB owned directly by Mr. Lopker and Ms. Lopker; 1,660,000 shares of QADA representing vested SARs or SARs which vest within 60 days of October 19, 2017 held by Mr. Lopker and Ms. Lopker; and 270,000 shares of QADB representing vested SARs or SARs which vest within 60 days of October 19, 2017 held by Mr. Lopker and Ms. Lopker. In addition, Mr. Lopker's beneficial ownership includes shares held by the Lopker Living Trust, the Lopker Family Foundation and the Lopker Family 1997 Charitable Remainder Trust, as described below.
As of October 19, 2017, Pamela M. Lopker's beneficial ownership includes: 207,371 shares of QADA owned directly by Mr. Lopker and Ms. Lopker; 60,634 shares of QADB owned directly by Mr. Lopker and Ms. Lopker; 1,660,000 shares of QADA representing vested SARs or SARs which vest within 60 days of October 19, 2017 held by Mr. Lopker and Ms. Lopker; and 270,000 shares of QADB representing vested SARs or SARs which vest within 60 days of October 19, 2017 held by Mr. Lopker and Ms. Lopker. In addition, Ms. Lopker's beneficial ownership includes shares held by the Lopker Living Trust, the Lopker Family Foundation and the Lopker Family 1997 Charitable Remainder Trust, as described below.
Karl Lopker and Pamela Lopker serve jointly as trustees of the Lopker Living Trust. As of October 19, 2017, the Lopker Living Trust beneficially owned 5,038,595 shares of QADA and 2,357,535 shares of QADB.
Karl Lopker is the President of the Lopker Family Foundation and Pamela Lopker is the Chief Executive Officer. As of October 19, 2017, the Lopker Family Foundation owned of record 429,140 shares of QADA and 19,828 shares of QADB.
As of October 19, 2017, the Lopker Family 1997 Charitable Remainder Trust owned of record 5,084 shares of QADA and 1,247 shares of QADB.
Other than the Exchange, the Reporting Persons have not engaged in any transaction during the past 60 days in any Issuer Common Shares.

CUSIP NO. 74727D306/74727D207	13D	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A.
Joint Filing Agreement dated as of July 23, 2015, by and among Karl F. Lopker, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and Lopker Family 1997 Charitable Remainder Trust (incorporated by reference to Exhibit A to the Schedule 13D filed July 23, 2015).

CUSIP NO. 74727D306/74727D207	13D	Page 9 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2017
(Date)

/s/ Karl F. Lopker
(Signature)

Karl F. Lopker
Name and Title

October 19, 2017
(Date)

/s/ Pamela M. Lopker
(Signature)

Pamela M. Lopker
Name and Title

October 19, 2017
(Date)

/s/ Karl F. Lopker
(Signature)

Karl F. Lopker, Trustee
The Lopker Living Trust dated November 18, 2013
Name and Title

October 19, 2017
(Date)

/s/ Karl F. Lopker
(Signature)

Karl F. Lopker, President
Lopker Family Foundation
Name and Title

October 19, 2017
(Date)

/s/ Karl F. Lopker
(Signature)

Karl F. Lopker, Trustee Lopker Family 1997 Charitable Remainder Trust
Name and Title